

16014244

PUBLIC

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8-43115

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. Wainwright & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue, 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Pinou — 212-356-0509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave., Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Pinou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Wainwright & Co., LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD SILVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SI6268206
Qualified in Queens County
Certificate Filed in New York County
My Commission Expires September 04, 2016



Signature

CFO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.C. WAINWRIGHT & CO., LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2015

H.C. WAINWRIGHT & CO., LLC

CONTENTS

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of H.C. Wainwright & Co., LLC

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of H.C. Wainwright & Co., LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H.C. Wainwright & Co., LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 26, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

HC Wainwright & CO LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets		
Cash	$ 6,059,930	
Due from Clearing Broker	249,733	
Securities owned:		
Marketable securities , at estimated fair value		
Stocks	156,706	
Non-marketable securities , at estimated fair value		
Stocks	286,468	
Warrants	1,607,208	
Deposits	463,348	
Prepaid Expenses	70,916	
Fixed Asset, net of depreciation	126,149	
Other Receivables	380,410	
Total Assets		$ 9,400,867
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 4,136,636	
Deferred liablility	215,987	
Total Liabilities		$ 4,352,623
Member's Equity		5,048,244
Total Liabilities and Member's Equity		$ 9,400,867

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

H.C. Wainwright & Co., LLC (the "Company") is a limited liability company that was organized for the purpose of providing investment banking and financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

On April 10, 2013, H.C. Wainwright Holding Corporation ("Former Parent") the former parent of the Company, entered into a share purchase agreement ("Agreement") with Rodman & Co., LLC. Pursuant to the Agreement the former parent agrees to sell to Rodman & Co., LLC 24% of the Company's shares at the first closing and the remaining 76% of the Company's shares at the second closing. The second closing took place on February 10, 2015, when pursuant to NASD Rule 1017; FINRA granted the Company to undergo a 76% ownership change where Rodman & Co., LLC is the new 100% direct owner of the Company. In anticipation of the sale, the Company converted from a Massachusetts Corporation to a Massachusetts limited liability Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include Company's Level 3 securities.

SECURITIES OWNED

"Securities owned" in the statement of financial condition consists of financial instruments carried at fair value with related unrealized losses recognized as a component of revenues in the statement of income. The securities owned are classified as "Nonmarketable." Nonmarketable securities are typically securities restricted under the Federal Securities Act of 1933 provided by SEC Rule 144 (Rule 144), including the requisite holding period or have some restriction on their sale whether or not a buyer is identified.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash, accounts payable and accrued expenses, approximate their fair values.

FAIR VALUE MEASUREMENT - DEFINITION AND HIERARCHY

The Company follows the provisions of ASC 820, "Fair Value Measurement and Disclosures", for our financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly-traded mutual funds with quoted market prices, and listed derivatives.

Level 2 - Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets that are generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

Level 3 - Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are not available.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

FAIR VALUE MEASUREMENT - DEFINITION AND HIERARCHY (CONTINUED)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques, see Note 6.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment is reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over useful lives of three years. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

REVENUE RECOGNITION

Investment Banking Revenue

Investment banking revenue includes underwriting and private placement agency fees earned through the Company's participation in public offerings and private placements of equity and convertible debt securities and fees earned as financial advisor in mergers and acquisitions and similar transactions. Underwriting revenue is earned in securities offerings in which the Company acts as an underwriter and includes management fees, selling concessions, and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined.

Commission Income

Revenues are comprised of commissions on trade executions for retail customers. Commissions on such transactions are recorded on a trade date basis as is the related expense. Interest revenue is generated on margin accounts and is recognized as earned.

Advisory and Consulting Fees

During the year ended December 31, 2015, the Company provided financial placement services to its clients in connection with proposed business capital raises, including financial analysis, planning, structuring and other advisory services. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonably assured. In addition, other nominal amounts, which do not conform to the types described above, are also recorded as other revenues.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2016, to determine if events or transactions occurring through the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements.

INCOME TAXES

The Company is a Massachusetts LLC and files consolidated federal, state and local tax returns with its Parent, which is a limited liability company ("LLC"). The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The tax provision within these statements represents the Company's share of New York City Unincorporated Business Tax ("NYCUBT"). The NYCUBT is calculated as if the Company files on a separate return basis and tax payments are paid to its Parent for its proportionate share of taxes.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

NOTE 3 – DUE FROM CLEARING BROKER

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions

Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $250,000. This deposit is included in the clearing deposit in the statement of financial condition.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 5 - CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited. During the year ended December 31, 2015, the Company had no customers, each of whom accounted for 10% of total revenues.

The Company maintains checking accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

NOTE 6 - FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

NOTE 6 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

WARRANTS

Also as partial compensation for investment banking services, the Company may receive warrants issued by the client. The warrants provide their holders with the right to purchase equity in a company. If the underlying stock of the warrants is freely tradable, the warrants are considered to be marketable. If the underlying stock is restricted, subject to a registration statement or to satisfying the requirements for a Rule 144 exemption, the warrants are considered to be non-marketable. Such positions are considered illiquid and do not have readily determinable fair values, and therefore require significant management judgment or estimation.

The fair value of the warrants is determined using the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate, expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility. Generally, a change in stock volatility results in a directionally similar change in fair value. As these require significant management assumptions, they are classified as Level 3 securities.

WARRANTS (CONTINUED)

As of December 31, 2015, the fair value of this type of securities included in securities owned in the statement of financial condition is approximately $973,479.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level 3 financial instruments:

	Valuation Technique	Unobservable Input	Range	Weighted Average
Financial Instruments Owned:				
Warrants	Black-Scholes option pricing model	Stock volatility	71-328%	199%

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	At December 31, 2015			
	Level 1	Level 2	Level 3	Total
Assets - Securities Owned:				
Stocks	$ 156,706	$ --	$ 286,468	$ 443,174
Warrants	$ -	$ --	$ 1,607,208	$ 1,607,208

NOTE 6 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following summarizes the change in carrying values associated with Level 1 & 3 financial instruments for the year ended December 31, 2015:

	Stock & Warrants	Total
	$	$
Balance - December 31, 2014	1,002,559	1,002,559
Purchases or receipts (a)	2,464,961	2,464,961
Gains (losses):		
Unrealized	(1,417,138)	(1,417,138)
Balance - December 31, 2015	$2,050,382	$2,050,382
Change in Unrealized Gains (Losses) Related to Instruments Held at December 31, 2015	$ (1,417,138)	$ (1,417,138)

(a) Includes securities received for services.

Unrealized net losses for Level 1& 3 financial assets are a component of revenues in the statement of income.

NOTE 7 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment consisted of the following at December 31, 2015:

Computer equipment	$63,044
Leasehold improvements	119,627
	182,671
Less: accumulated deprecation	(56,523)
Total	$126,148

No equipment or fixtures were purchased through capital lease financing during 2015. During the year ended December 31, 2015, the Company reported depreciation of $23,579.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $2,145.509, which exceeded required net capital by $1,710,247 and a total aggregate indebtedness of $4,352,623. The Company's aggregate indebtedness to net capital ratio was 2.03 to 1 at December 31, 2015.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 9 - RELATED-PARTY TRANSACTIONS

As of December 31, 2015, the Company has incurred $90,000 under a consulting services agreement entered into between Rodman & Co., LLC and the Company's former parent for their expertise in strategy, marketing, operations and management of the Company. Rodman & Co., LLC agreed to pledge 12% of the shares in the Company as collateral pending payment in full of all amounts due under this agreement. The obligation has been fulfilled and Rodman is the 100% owner

The Company also sponsors a conference with an affiliate Rodman & Renshaw Conferences. During the year ended December 31, 2015, sponsorship fees of approximately $500,000 were charged to the Company for services rendered by the Affiliate.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 10 - INCOME TAXES

As of April 10, 2013, the Company was converted from a corporation to a limited liability company. As a limited liability company, the earnings and losses of the Company are included in the tax returns of its members. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The amount included as the provision for income taxes represents the Company's income tax expense for New York City Unincorporated Business Tax ("NYCUBT"). The income tax provision for the

Company for the period prior to its conversion from a corporation to a limited liability company was immaterial, and, therefore, not included in the income tax provision included in the financial statements.

The income tax provision (benefit) consists of the following:

	December 31, 2015
Federal:	
Current	$ --
Deferred	--
State and Local:	
Current	196,305
Deferred	21,456
Change in valuation allowance	(0)
Income Tax Provision	$ 217,761

The Company's deferred tax balances consisted of the effects of temporary differences attributable to the following:

	December 31, 2015
Deferred Tax Assets:	
Unrealized loss	$ 56,685
Total Deferred Tax Assets	56,685
Deferred Tax Liabilities:	
Warrant compensation	(78,141)
Total Deferred Tax Liabilities	(78,141)
Net Deferred Liability	$(21,456)

Upon the conversion of the Company from a corporation to a limited liability company in April 2013, the Company's corporate deferred tax assets were fully impaired and the related valuation allowance correspondingly reduced, since the deferred tax assets could no longer be utilized by the Company operating as a limited liability company.

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected

NOTE 8 - INCOME TAXES (CONTINUED)

to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of December 31, 2015, no liability for unrecognized tax benefits was required to be recorded.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the consolidated statements of operations. Penalties would be recognized as a component of "general and administrative expenses". As of December 31, 2015, no interest or penalties were required to be recorded.

The Company files income tax returns in New York City. The Company is no longer subject to local income tax examinations by tax authorities for years prior to 2012.